Filed by Enterprise Financial Services Corp
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Jefferson County Bancshares, Inc.
Commission File No.: 001-15373

Enterprise / Eagle Merger FAQs for Eagle Associates
November 17, 2016

Personnel

If an associate continues with the combined company, will their years of service “count” in the new organization?
Years of service with Eagle will be counted for associates who continue in positions with the combined company. Continuous service time, which considers all time worked since the original hire date, will be used to determine time off accrual rates and most other benefit eligibility decisions.

Does Enterprise have Assistant Branch Managers?
Enterprise does have Assistant Branch Managers, but not in all branches; it depends on branch size and number of staff.

Will CSR IIs transition into another title/role?
Decisions about titles and roles will be made once staffing needs/role requirements have been determined for the combined company.

Benefits

What will happen to any unexercised stock options that Eagle associates may hold (outside the 401(k) plan)?
Any unexercised stock options with an exercise price of less than $85.39 (the per share cash consideration) will be canceled as of the effective time of the Merger and will be converted into the right to receive cash equal to $85.39 minus the exercise price for each share underlying the option award. For example, an option award for 100 shares of JCB common stock with an exercise price of $35.39 would be converted into the right to receive $5,000 (the difference of $50 multiplied by 100 shares).

Clients & Products

Will customer accounts stay the same? Will the change of ownership affect customers’ direct deposits?
Each bank will remain independent until the transaction is formally approved by regulators and JCB shareholders and the deal has closed. Post-close, Eagle clients will not be able to transact business at Enterprise branches (and vice versa) until computer systems have been integrated. Once the integration is complete, Enterprise and Eagle clients will be able to transact business at any of the combined organization’s branches. Both organizations are committed to making the transition for clients as seamless as possible.

Questions from Clients

What is going to happen to the Eagle associates we are accustomed to interacting with? Will they still have their jobs?
As communicated previously, we do not plan to close or consolidate branches, and therefore we do not expect branch-based associates to lose their positions as a result of this merger.

Will the new combined bank be offering new products?

The combined organization will offer Eagle’s clients a broader array of products and services, including expanded wealth management and treasury management services, business and consumer card products and more.

Will interest rates be comparable in the combined bank?
Enterprise Bank & Trust meets on a regular basis to review market interest rates and determine interest rates offered through the retail branch network. Special Promotions have also been made available from time to time and these would be communicated to customers when offered.

Will Eagle Bank continue their “quarterly shred days” for customers?
Eagle Bank has been glad to offer its customers a free service for document shredding, available at certain branch locations on a quarterly basis. At this time, Enterprise anticipates continuing the quarterly rotation for client document shredding.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, Enterprise Financial Services Corp (“Enterprise”) will file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 that will include a Proxy Statement of Jefferson County Bancshares, Inc. (“JCB”), and a Prospectus of Enterprise, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about the Enterprise and JCB, may be obtained once filed at the SEC’s website www.sec.gov. Enterprise and JCB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of JCB in connection with the proposed merger. Information about the directors and executive officers of Enterprise is set forth in the proxy statement for Enterprise’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 16, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Disclaimers

The questions and answers in this FAQ page are intended to provide a brief summary. If there is an inconsistency between this document and the plan documents, the plan documents will govern. Further, Enterprise reserves the right to amend and terminate any of its benefit plans, programs or arrangements at any time.